Mail Stop 4561

May 5, 2008

Robert F. Woods
Senior Vice President
   and Chief Financial Officer
IKON Office Solutions, Inc.
70 Valley Stream Parkway
Malvern, PA 19355

>   **Re: IKON Office Solutions, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2007**
>   **Filed November 29, 2007**
>   **File No. 001-05964**

Dear Mr. Woods:

We have reviewed your response letter dated April 24, 2008 in connection with
the above-referenced filing and have the following comment. If indicated, we think you
should revise your document in response to this comment. If you disagree, we will
consider your explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your explanation. In our comment, we
may ask you to provide us with supplemental information so we may better understand
your disclosure. After reviewing this information, we may raise additional comments.
Unless otherwise noted, where prior comments are referred to they refer to our letter
dated April 4, 2008.

Form 10-K for the Fiscal Year Ended September 30, 2007

Consolidated Statements of Cash Flows, page 44

1.   We note your response to prior comment number 3. The Staff's conclusion not to
        object to disclosures that do not specifically reference correction of an error,
        provided a company included disclosures suggested in the 2005 letter you refer to
        in your response, was based on reclassifications included in a company's next
        periodic report that included financial statements covering periods ending on or
        after December 15, 2004. As such, absent persuasive analysis that the error is
        immaterial under SAB 99, we believe that you should amend your filing to reflect
        this reclassification as a correction of an error in previously issued financial
        statements and provide the disclosures pursuant to paragraphs 25 and 26 of SFAS

154. Also indicate what consideration you have given to the disclosure requirements under Item 4.02 of Form 8-K to report that previously issued financial statements should no longer be relied upon.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jason Niethamer, Staff Accountant, at (202) 551-3855, Melissa Walsh, Senior Staff Accountant, at (202) 551-3224, or me at (202) 551-3730 if you have questions regarding the above comment.

Sincerely,

/s/ Craig Wilson for SGK

Stephen Krikorian
Accounting Branch Chief